Mail Stop 4561

November 3, 2008

David C. Quade
Chief Executive Officer
One Beacon Street
Boston, Massachusetts 02108

      Re: **Bershire Income Realty, Inc.**
              Form 10-K for Year Ended December 31, 2007
              Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008
              File No. 001-31659

Dear Mr. Quade:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant